

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Via Email
John H. Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
One Belvedere Place
Mill Valley, CA 94941

> **Re: Sequoia Mortgage Funding Corporation**
> **Sequoia Residential Funding, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 1, 2012**
> **File Nos. 333-179292 and 333-179292-01**

Dear Mr. Isbrandtsen:

We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comment.

Prospectus Supplement, page S-i

1. We note your statement that "[you] do not claim that the information in this prospectus supplement and prospectus is accurate as of any date other than the dates stated on their respective covers." This statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language throughout your prospectuses or advise as appropriate.

Base Prospectus

Derivatives, page 53

2. We note that you might have mandatory auctions of your securities. Please confirm that such auctions will not be controlled by affiliates of the registrant, as such involvement could be viewed as a primary offering by or on behalf of the issuer. Also, include language setting forth more specifically how such auctions might work.

Available Information, page 119

3. In the first line of this section, please revise to update the registration statement file number.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Knight, Special Counsel in the Office of Structured Finance, at (202) 551-3370, or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: <u>Via E-mail</u>
        Phillip R. Pollock, Esq.
        Weintraug Genshlea Chediak Tobin & Tobin Law Corporation